Exhibit 99.5

May 14, 2006

Craig O. Morrison, Chairman of the Board

Hexion Specialty Chemicals, Inc.

180 East Broad Street

Columbus, Ohio 43215

Dear Craig:

As we have discussed, I have agreed to begin employment on May 30, 2006 as Executive Vice President—Human Resources of Hexion Specialty Chemicals, Inc., a New Jersey corporation (the “Company”). I understand that prior to my first date of employment the Company will be filing a Form S-1 registration statement for an initial public offering of its common stock in which it identifies individuals who are expected to be the Company’s executive officers at the completion of the offering. I consent to being named as an executive officer of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ Richard A. Lamond

Richard A. Lamond